Mail Stop 3561

July 5, 2006

By Facsimile and U.S. Mail

Robert B. McKnight, Jr.
Chairman of the Board and Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

      Re: Quiksilver, Inc.
             Form 10-K for Fiscal Year Ended October 31, 2005
             Filed January 17, 2006
             File No. 1-14229
             Form 8-K/A
             Filed September 8, 2005
             File No. 1-14229

Dear Mr. McKnight:

     We have completed our review of your Form 10-K and related filing and have no further comments at this time.

                                 Sincerely,

                                 Michael Moran
                                 Accounting Branch Chief